[Perini Letterhead]

July 21, 2008

By Electronic Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long
Mr. Craig Slivka
Ms. Brigitte Lippmann
Ms. Patricia Armelin
Mr. John Cash

Re: Preliminary Proxy Statement on Schedule 14A
File No. 1-06314
Amended July 3, 2008

To Whom It May Concern:

My name is Kenneth R. Burk and I am Senior Vice President and Chief Financial Officer, and in such capacities an authorized representative, of Perini Corporation, a Massachusetts corporation (“Perini”). Perini is filing by electronic transmission its amendment no. 2 to its preliminary proxy statement under cover of Schedule 14A (File No. 1-06314) (the “Proxy Statement”) relating to, among other things, the merger of Tutor-Saliba Corporation, a California corporation (“Tutor-Saliba”), with a subsidiary of Perini.

As requested in comment 1 of the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 15, 2008, on behalf of Perini, I hereby acknowledge to the Staff that:

•	Perini is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	Perini may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these representations, please feel free to contact me at (508) 628-2668 or by facsimile at (508) 628-2010. In addition, should you have any questions relating to any other matters with regard to Perini or the Proxy Statement, please feel free to contact Mark D. Director of Kirkland & Ellis LLP by phone at (202) 879-5151 or by facsimile at (202) 879-5200 or his colleague, William Sorabella, by phone at (212) 446-4932 or by facsimile at (212) 446-6460.

Sincerely,

/s/ Kenneth R. Burk

Kenneth R. Burk

Senior Vice President &

Chief Financial Officer

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